UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                             SEC FILE NUMBER 0-25880

                                    FORM 10Q

                      FOR QUARTER ENDED: February 28, 1997

                            ILM II LEASE CORPORATION
             (Exact name of registrant as specified in its charter)

1285  Avenue of the  Americas,  19th  Floor,  New  York,  NY 10019
 (Address  of principal executive offices) (Zip Code)

Registrant's telephone number, including area code (212) 713-4449

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

____ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  X        (b) The subject annual report,  semi-annual report, transition report
____ on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

____ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q of ILM II Lease Corporation (the "Registrant") will not be completed by April 14, 1997, the last day for a timely filing of such Quarterly Report for the quarter ended February 28, 1997.

Additional time is required in order to enable the Registrant to file a complete and accurate report. The Form 10-Q will be filed on or before April 21, 1997, in accordance with Rule 12b-25(b).

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Thomas W. Boland     (617)  439-8138

(2) Have all other periodic reports under Section 13 or 15(e) of the Securities Exchange Act of 1934 or Section 30 of the Investment
     Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports)
     been filed? If answer is no, identify report(s).     X Yes     No
                                                       -----

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
     report or portion thereof?                        Yes       X   No
                                                                ----

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            ILM II LEASE CORPORATION
                (Name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: 4/14/97                             By:  /s/ Timothy J. Medlock
                                              -----------------------
                                               Timothy J. Medlock
                                               Treasurer